Matters Submitted to a Vote of Shareholders:

        At a Special Meeting of Shareholders of GMO Trust (the “Trust”) held on March 10, 2010, as adjourned through March 11, 2010 (the “Meeting”), the shareholders of record of the Trust as of February 22, 2010 (the “Record Date”) were asked to consider the election of Donald W. Glazer, W. Nicholas Thorndike, Peter Tufano, Paul Braverman, and Joseph B. Kittredge, Jr. (the “Nominees”) to the Board of Trustees of the Trust.  A total of 5,120,391,066 shares of the Trust were outstanding as of the Record Date.

        The shares represented at the Meeting, by person or by proxy, on March 11, 2010 voted as follows:

Number of Shares Voted

Nominee	Votes For	Votes Withheld	Total Votes
Donald W. Glazer	2,311,011,652	4,543,467	2,315,555,119
W. Nicholas Thorndike	2,308,570,509	6,984,610	2,315,555,119
Peter Tufano	2,245,835,648	69,719,471	2,315,555,119
Paul Braverman	2,309,798,884	5,756,235	2,315,555,119
Joseph B. Kittredge, Jr.	2,271,497,429	44,057,690	2,315,555,119